EXHIBIT 99.1
EMPLOYMENT AGREEMENT
          EMPLOYMENT AGREEMENT made as of the 26th day of December 2006 (“Effective Date”) by and between Corgi International Limited, a corporation organized under the laws of Hong Kong (the “Corporation”), and Michael J. Cookson, a citizen and resident of California, United States of America (the “Executive”).
          WHEREAS, the Corporation desires to employ Executive, and Executive desires to be employed by the Corporation, upon the terms and conditions set forth in this Agreement;
          NOW, THEREFORE, the Corporation and Executive (together, the “Parties”) agree as follows:
PART ONE — EMPLOYMENT & SERVICES
     1. Definitions. Terms that are capitalized, but not immediately defined herein, are defined in Exhibit A hereto.
     2. Employment Period. Executive’s employment with the Corporation shall be governed by the provisions of this Agreement for the period commencing with the Effective Date and continuing through the three (3) year anniversary of the Effective Date (“Initial Term”). Notwithstanding the foregoing, Executive’s employment shall be “at-will” which means that either the Executive or Corporation may terminate Executive’s employment at any time and for any reason subject to the terms of this Agreement. The termination or expiration of this Agreement does not by itself terminate the Executive’s employment.
          A. Renewals. The term of Executive’s employment pursuant to this Agreement shall automatically be extended for successive one-year periods thereafter (“Renewal Term”), unless either the Corporation acting by majority vote of the Board or Executive elects, by written notice delivered to the other not later than sixty (60) days prior to expiration of the Initial Term or any Renewal Term, not to renew the term of this Agreement. In no event, however, may the Corporation exercise its election not to renew the term of this Agreement for a Renewal Term (i) if the Corporation is at the time a party to an agreement, understanding or letter of intent pertaining to a transaction that would, if consummated, constitute a Change in Control or (ii) during the twelve (12) month period following a Change in Control.
          B. Earlier Termination. The period during which Executive’s employment is governed by the provisions of this Agreement, whether during the Initial Term or any Renewal Term, shall constitute the “Employment Period” hereunder. This Agreement may be terminated at any time during the Employment Period in accordance with the provisions of Part Two hereof. Notwithstanding such termination, one or more provisions of this Agreement shall survive any termination of this Agreement to the extent expressly provided herein.
     3. Position. During the Employment Period, the Corporation shall employ Executive, and Executive shall be employed by the Corporation, as the Chief Executive Officer of the Corporation (“CEO”) and shall in such capacity report directly to the Board.

          A. Duties & Responsibilities. As CEO, Executive shall have primary responsibility for the formulation, implementation and execution of strategic policies relating to the Corporation’s business operations, financial objectives and market growth and shall accordingly have overall responsibility for the formulation of the business plan for each fiscal year to be submitted for Board approval. Executive agrees to perform in good faith and to the best of his ability all services that may be required of Executive hereunder and to be available to render services at all reasonable times and places in accordance with reasonable directions and requests made by the Corporation acting by majority vote of the Board (or committee thereof).
          B. Regular Places of Employment. Executive shall maintain one or more offices at any of the Corporation’s (or any of its subsidiaries’) offices as Executive determines from time to time, including an office in the United Kingdom, Northern California and/or Hong Kong. Executive may be required from time to time to travel to other geographic locations in connection with the performance of his duties hereunder.
          C. Confidential/Proprietary Information. Executive shall sign the Corporation’s customary Proprietary Information and Inventions Agreement (“PIIA”) which shall become Exhibit B hereto and, throughout the Employment Period and thereafter, remain subject to the terms and conditions of the PIIA in accordance with its terms. Nothing in this Agreement shall operate to supersede, modify or affect Executive’s obligations, duties and responsibilities under the PIIA.
          D. Restrictive Covenants. During the Employment Period, Executive shall not directly or indirectly provide services to any person, firm or other entity, nor shall he conduct (or otherwise participate in) any business or financial enterprise for his own account or for the benefit of any other person, firm or entity without obtaining the Board’s advance written consent. As of the Effective Date, Executive is serving as a member of the Board of Directors or as an advisor to the following entities, Tommy’s Margaritas, Inc., Next Sport, Inc. and Happitat, Inc., and shall be permitted to continue to do so during the Employment Period, in the absence of a future, good faith determination by the Board that such other services conflicts with the Corporation’s interests.
     4. Compensation, Benefits & Equity
          A. Cash Compensation
               (1) Salary. Executive shall be paid a base salary at an annualized rate of not less than Two Hundred Fifty Thousand US Dollars ($250,000 USD). Executive’s base salary shall be paid at periodic intervals in accordance with the Corporation’s payroll practices for salaried employees, but no less frequently than once per calendar month for that entire month. Such base salary rate shall be subject to annual review by the Board and may be adjusted at the Board’s discretion, subject to the provisions applicable to an Involuntary Termination of Executive’s employment as set forth herein.
               (2) Annual Management Bonus. For each fiscal year of the Corporation during the Employment Period, beginning with the fiscal year commencing in 2007, the Corporation shall establish a Management Bonus Pool equal to twenty percent (20%) of the

Corporation’s earnings before interest and taxes (“EBIT”) if the Corporation meets or exceeds the financial objectives and performance milestones approved by the Board (or its committee) for such fiscal year. Such financial objectives and performance milestones shall be set by the Board (or a committee of independent Board members) within the first ninety (90) days of each fiscal year, and any bonus earned by Executive for each fiscal year shall be paid within two-and-one-half months after the close of that year. Executive shall be eligible to receive an annual Management Bonus (“Management Bonus”) in an amount not less than twenty-five percent (25%) of the Management Bonus Pool for each fiscal year overlapping with the Initial Term that the Corporation attains its financial objectives and performance milestones for that year, but any actual bonus amount to be paid to Executive in excess of twenty-five percent (25%) of the Management Bonus Pool shall be determined in the sole discretion of the Board or its delegated committee. For each fiscal year overlapping the Initial Term that the Corporation does not attain its financial objectives and performance milestones for that year, the amount of bonus (if any) to be paid to Executive shall be determined in the sole discretion of the Board or its delegated committee.
               (3) Withholdings & Deductions. The Corporation shall deduct and withhold from any compensation payable to Executive under this Agreement any and all applicable federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Corporation under applicable statutes, regulations, ordinances or orders. The Corporation shall deduct such additional amounts from Executive’s cash compensation as designated in writing by Executive to the extent permitted by applicable law.
          B. Benefits
               (1) Benefit Plans. Executive shall, throughout the Employment Period, be eligible to participate in all pension, profit-sharing and fringe benefit plans, such as group term life insurance plans, group health plans, accidental death and dismemberment plans, short-term and long-term disability programs, and any other benefit programs which are made available to any of the Corporation’s executives and for which Executive otherwise qualifies.
               (2) Paid Vacation Time. Executive shall accrue paid vacation benefits during the Employment Period in accordance with the vacation policies of the Corporation applicable to executives and may take his accrued vacation at such times as are mutually convenient to Executive and the Corporation.
               (3) Taxes. Commencing in 2007, Executive shall be entitled to reimbursement for tax and financial planning services and for legal services relating to such tax and financial planning services for each calendar year (other than 2006) included, in whole or in part, within the Employment Period up to a maximum $15,000 total reimbursement for all such services for each calendar year. The reimbursement shall be paid to Executive within ten (10) business days following his submission of the invoices for such services to the Corporation, but in no event later than two-and-one-half months following the close of the calendar year in which such services were performed (provided Executive has timely submitted the requisite invoices).

          C. Equity
               (1) Initial Option. In January 2007, the Board (or a committee of the Board) shall approve an option grant to Executive to purchase five hundred fifty thousand (550,000) ordinary shares (on a post Reverse Stock Split basis) as represented by the Corporation’s American Depositary Shares (“ADS”) (“Initial Option”). The Initial Option shall be awarded under the Corporation’s Plan. The Initial Option shall have an exercise price per share equal to the fair market value per ADS on the grant date as determined under the Plan. The Initial Option shall be governed by an option agreement which the Executive must execute as a condition of the grant. The Initial Option Agreement shall provide all terms and conditions including without limitation vesting, exercisability and forfeiture.
               (2) Performance Options. As of the Effective Date, the Corporation’s market capitalization was US$65,000,000 (the “Base Market Cap”). During the Employment Period, after the close of each fiscal year, the Board shall compare the FYMC to the Base Market Cap. If the FYMC exceeds the Base Market Cap by at least seventy-five million US dollars (US$75,000,000), then the Board (or its committee), shall consider granting Executive under the Plan an additional stock option (“Performance Option”). For each seventy-five million dollars that the FYMC exceeds the Base Market Cap, a Performance Option grant may be issued for that number of ADSs of up to one percent (1%) of the total outstanding ADSs of the Corporation on the applicable grant date, calculated on a fully-diluted basis taking into account all outstanding options, warrants and other securities convertible into or otherwise exercisable for such shares (but excluding for this purpose the Performance Option), up to a maximum of 4.0% and if at the time of such grant, the Plan does not permit such grant in full, then the excess options shall be subject to shareholder approval in increasing the Plan to permit such grant. Each Performance Option shall have an exercise price per ADS equal to the fair market value per ADS on the date the Board approves that Performance Option, as determined under the Plan. For purposes of this paragraph, the market capitalization on each relevant date shall be determined by multiplying the number of ADSs outstanding on such date by the average of the closing selling prices per ADS for the immediately preceding ten (10) trading days. The Performance Option shall be governed by an option agreement which the Executive must execute as a condition of the grant. The Performance Option Agreement shall provide all terms and conditions including without limitation vesting, exercisability and forfeiture. If Performance Options are awarded, then for purposes of future year comparisons, the Base Market Cap shall be increased to the Corporation’s market capitalization as of the end of the last completed fiscal year immediately preceding the grant of any such Performance Option.
               (3) Discretionary Options. The Executive shall be eligible to receive one or more additional Options (“Discretionary Options”) or other Stock Awards during the Employment Period, as the Board may deem appropriate in its sole discretion.
               (4) All Options. The Initial Option, each Performance Option and Discretionary Option shall vest and become exercisable over a four (4) year period measured from the applicable grant date (or the Effective Date for the Initial Option) as follows: twenty-five percent (25%) of the underlying ADSs shall vest upon the first anniversary of the applicable grant date (or the Effective Date for the Initial Option) and, thereafter, as to 1/48th of the underlying ADSs over each of the 36 months following such first anniversary. However, the

Initial Option, each Performance Option and Discretionary Option shall vest in full on an accelerated basis: (i) immediately upon an Involuntary Termination of Executive’s employment, or (ii) immediately upon Executive’s death during his period of Service to the Corporation. The Initial Option, each Performance Option and Discretionary Option shall have a maximum term of ten (10) years, subject to earlier termination following the termination of Executive’s “Continuous Status as an Employee, Director or Consultant” (as defined in the Plan). Any other Stock Award shall vest in accordance with the same vesting schedule set forth in this Paragraph 4.C.(4). In the event of any ambiguity or conflict between the provisions of this Agreement pertaining to any Option or Stock Award and the provisions of any notice of stock option grant, notice of stock award, stock option agreement or stock award agreement, it is the intent of Executive and the Corporation that any such ambiguity or conflict be resolved so as to give full force and effect to their intent as set forth in this Agreement.
               (5) Sale of Shares. Subject to any SEC limitation and establishment of an acceptable SEC Rule 10b5-1 trading plan, during each rolling three (3)-month period within the Employment Period, Executive shall have the right to sell up to that number of ADSs equal to four percent (4%) of Executive’s total holdings of the Corporation’s capital stock, including outstanding shares held by Executive and shares subject to outstanding options held by Executive (whether or not the options are at time vested and exercisable for those shares), as adjusted from time to time for stock splits, stock dividends, recapitalizations, spin-offs or other similar transactions affecting the outstanding shares of Common Stock as a class without the Corporation’s receipt of consideration, provided that each such sale is made (i) during an open trading window for the Corporation’s executive officers, provided Executive is not otherwise at the time aware of material nonpublic information concerning the Corporation, or (ii) pursuant to the express provisions of a SEC Rule 10b5-1 plan established at a time when Executive is not otherwise aware of material nonpublic information concerning the Corporation and where such 10b5-1 plan has been pre-cleared by the Corporation. All such sales by Executive must be effected in compliance with the applicable registration requirements of the Securities Act of 1933, as amended, or any applicable exemption from such requirements, including (without limitation) SEC Rule 144. Following the termination of Executive’s Service, Executive may sell his shares of the Corporation’s common stock subject only to compliance with the applicable registration requirements of the Securities Act of 1933, as amended, or any applicable exemption from such requirements, while not aware of material nonpublic information concerning the Corporation, and the Corporation’s Insider Trading Policy as such policy existed as of the date Executive’s Service terminated. Notwithstanding the foregoing, the Corporation shall not have an independent duty to register Executive’s ADSs.
          D. Business & Travel Expenses. Executive shall be entitled, in accordance with the Corporation’s reimbursement policies in effect from time to time for its executives, to receive reimbursement from the Corporation for all reasonable business, business travel and entertainment expenses incurred by Executive in the performance of his duties hereunder, including costs of overnight accommodations incurred by Executive while performing work from any of the Corporation’s offices, provided that Executive furnishes the Corporation with vouchers, receipts and other details of such expenses in the form consistent with its expense reimbursement policies and practices applicable to its executives, and as required by the Corporation to substantiate a deduction for such business expenses under all applicable rules and regulations of federal and state taxing authorities.

          E. Indemnification. Executive shall be entitled to indemnification from the Corporation pursuant to the provisions of the Corporation’s Amended and Restated Articles of Association relating to the indemnification of the Corporation’s officers and Board members and California Labor Code section 2802, and the Corporation hereby agrees that it assumes the obligations of Master Replicas Inc. under the indemnification agreement existing as of the Effective Date between Master Replicas Inc. and Executive. In addition, Executive shall be entitled to full coverage under any Directors and Officers Liability Insurance Policy maintained by the Corporation for one or more other officers of the Corporation or Board members.
               (1) The indemnification obligations hereunder shall remain in full force and effect throughout the Employment Period, shall survive any termination of this Agreement and shall continue during the period following any termination of Executive’s employment, whether or not in connection with a Change in Control, with respect to all matters, events or transactions occurring or effected during Executive’s period of Service to the Corporation.
               (2) To the extent that the following does not expressly conflict with any indemnification agreement between Executive and Master Replicas Inc. or the Corporation, the following procedures shall be effect at all times for the payment of such indemnification:
                    (a) Within forty-five (45) days after Executive incurs any expense for which Executive is entitled to indemnification, Executive shall notify the Corporation in writing of the nature and dollar amount that expense, and the Corporation shall reimburse Executive for that expense as soon as practicable. Executive may also seek advance payments from the Corporation for any indemnifiable expenses that Executive reasonably expects to incur, subject to any repayment obligation if any expense is subsequently found not to be so indemnifiable or to be less than originally anticipated at the time of the advance payment.
                    (b) Within forty-five (45) days after Executive becomes subject to any judgment, fine, penalty, settlement amount or other assessment for which Executive is entitled to indemnification (each a “Liability”), Executive shall notify the Corporation of the nature of that Liability and the dollar amount thereof, and the Corporation shall pay Executive the amount thereof for which Executive is entitled to indemnification as soon as practicable.
PART TWO — TERMINATION & SEVERANCE
Upon termination of Executive’s employment for any reason, the Executive shall be deemed to have concurrently voluntarily resigned from all offices and positions with the Corporation and its affiliates (including without limitation any board positions) unless the Board requests otherwise in writing.
     1. Death. Upon Executive’s death during the Employment Period, the employment relationship created by this Agreement shall immediately and automatically terminate.
     2. Termination by the Corporation. The Corporation, acting by majority vote of the Board, may terminate Executive’s employment under this Agreement at any time for any reason, for or without Cause, during the Employment Period by giving at least fifteen (15) days advance written notice of such termination to Executive.
          A. For Cause. If the Corporation terminates Executive’s employment under this Agreement for Cause during the Employment Period, the written notice to Executive must so state, as well as disclose the specific reason and facts constituting Cause so that, if possible, Executive may cure the circumstances constituting the Cause within the 15-day notice period and, if cured, Executive’s employment shall not terminate for Cause.
          B. Without Cause. If the Corporation terminates Executive’s employment under this Agreement during the Employment Period due to Executive’s Disability or for any reason other than for Cause, the written notice to Executive must so state. The Corporation may, if it so desires, immediately relieve Executive of some or all of his duties, responsibilities and authorities, although Executive shall continue to be entitled to compensation, benefits and equity in accordance with the provisions of Section 4 of Part One of this Agreement, as if Executive was fully and actively working throughout the 15-day notice period.
     3. Termination by Executive. The Executive may terminate his employment under this Agreement at any time by giving the Corporation at least fifteen (15) days prior written notice of such termination. However, in the event of a Change in Control, such fifteen (15)-day notice requirement shall be reduced to ten (10) days prior written notice with respect to any resignation by Executive for one or more reasons constituting grounds for an Involuntary Termination.
4. Obligations Upon Termination of Executive’s Employment.
          A. Obligations of the Corporation
               (1) Any Termination. Upon any termination of Executive’s employment for any reason, the Corporation shall within the time period prescribed by applicable law provide the following to Executive (or to his estate in the event his employment terminates due to his death): (i) payment of any unpaid base salary earned through the effective date of termination and any accrued but unused paid vacation time and (ii) any Management Bonus for one or more fiscal years (and any other bonus amount) actually earned but not previously paid to Executive by the effective date of termination. In addition, any vested deferred compensation to which the Executive is entitled shall be paid to him in accordance with the terms of the applicable deferred compensation arrangement and any payment elections made by the Executive thereunder.
               (2) Involuntary Termination. In addition to the payments required under Paragraph 4.A.(1) of this Part Two, upon Executive’s death or upon any Involuntary Termination of Executive’s employment during the Employment Period, the Corporation shall provide Executive with the Severance Benefits set forth in Paragraph 4.C., of this Part Two, provided that such Severance Benefits are conditioned on Executive having timely signed (and not revoked) a general release agreement, in the form substantially similar to Exhibit C hereto, (“General Release”) that becomes effective and enforceable in accordance with its terms.

          B. Obligations of Executive. Upon any termination of Executive’s employment for any reason, Executive shall do the following no later than fifteen (15) days after the effective date of termination: (i) return to the Corporation all items of property owned by the Corporation and provided for Executive’s use during Executive’s employment with the Corporation; (ii) return to the Corporation or destroy, as the Corporation shall direct, all documents and materials belonging to the Corporation pursuant to the terms of the PIIA; and (iii) submit to the Corporation a written request for reimbursement of all unpaid business and travel expenses in accordance with the requirements of Paragraph 4.D. of Part One. Executive shall cooperate with the Corporation, as reasonably requested by the Corporation, to effect a transition of Executive’s responsibilities and to ensure that the Corporation is aware of active matters of significance being handled by Executive at the time of his termination. Executive also shall, upon reasonable notice, furnish to the Corporation such information as is within his personal knowledge as well as other assistance pertaining to such knowledge, as may be reasonably needed by the Corporation in connection with any dispute or litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such information and assistance following termination of Executive’s employment shall be furnished at mutually agreeable times.
          C. Severance Benefits. The Severance Benefits payable pursuant to this Paragraph 4.C shall consist of the following, conditioned on and subject to Executive having timely signed (and not revoked) the General Release which becomes effective and enforceable in accordance with its terms.
               (1) Salary Continuation. For a period of six (6) months following the date Executive dies or the effective date of his Involuntary Termination: Executive (or his spouse or estate if Executive dies) shall be entitled to continued payment of Executive’s base salary, at the monthly rate in effect under Paragraph 4.A.(1) of Part One at the time of his death or Involuntary Termination, subject to the provisions of Paragraph 4.A.(3) of Part One.
               (2) Continued Group Health Plan Coverage. For the greater of (i) the six-month period measured from the last date of the calendar month during which Executive dies or his Involuntary Termination occurs, or (ii) the number of months between such date and the expiration date of the Initial Term or the Renewal Term, as applicable, but not to exceed eighteen (18) months: Executive shall be entitled to continued coverage for Executive and his eligible dependents under the Corporation’s group health plans, without charge to Executive or his eligible dependents, provided and to the extent that Executive and his eligible dependents timely elect to receive such continued group health plan coverage under Code Section 4980B (“COBRA”). This continued group health plan coverage is subject to immediate cessation to the extent Executive and his dependents are offered comparable group health plan coverage, without charge and without exclusion for any existing pre-existing conditions of Executive and his dependents, in connection with new employment of Executive. Executive shall provide advance written notice to the Corporation informing the Corporation when the Executive and his dependents are offered such group health plan coverage with a new employer. In addition, if periodically requested by the Corporation, Executive will provide the Corporation with written confirmation that he has not been offered such group health plan coverage with a new employer. Any additional period of group health plan coverage to which Executive and/or his dependents may be entitled under COBRA following the period of such Corporation-paid coverage shall be at Executive’s sole cost and expense.
               (3) Pro-Rated Annual Management Bonus. For each full month of employment (with any partial month of fifteen (15) days or more treated as a full month) that Executive completes in the fiscal year in which his Involuntary Termination occurs, Executive (or his spouse or estate if Executive dies) shall be entitled to receive a lump sum cash payment equal to one-twelfth (1/12th) of his Management Bonus opportunity for that fiscal year, as determined in accordance with Paragraph 4.A(2) of Part One but irrespective of whether the Corporation attains its financial objectives and performance milestones for that year. Such payment shall be made no later than ten (10) calendar days after the date the General Release becomes effective and enforceable.
               (4) Extension of the Post-Termination Exercise Period. In the event of Involuntary Termination of Executive’s employment and conditioned on Executive having timely signed (and not revoked) the General Release that becomes effective and enforceable in accordance with its terms, each Option and Stock Award shall remain outstanding and exercisable for the underlying shares until the expiration date of the maximum term of that Option or Stock Award.
               (5) Exclusive Severance. The Severance Benefits provided under this Paragraph 4.C. of Part Two shall be in lieu of any other severance to which Executive might otherwise be entitled, by reason of any termination of his employment, under any other severance plan, program or arrangement of the Corporation.
PART THREE— LIMITATION ON BENEFITS
     1. Delayed Commencement of Benefits. Notwithstanding any provision to the contrary in this Agreement, no payment or distribution under this Agreement, to the extent such payment or distribution constitutes an item of deferred compensation under Section 409A of the Code which becomes payable by reason of Executive’s termination of Service with the Corporation, will be made to Executive prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of Executive’s “separation from service” (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of Executive’s death, if Executive is deemed at the time of such separation from service to be a “key employee” within the meaning of that term under Code Section 416(i) and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Paragraph 1 (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments due under the Agreement will be paid in accordance with the normal payment dates specified for them herein. The Executive will be entitled to interest on the deferred benefits and payments for the period the commencement of those benefits and payments is delayed by reason of Code Section 409A(a)(2), with such interest to accrue at the short-term semi-annual applicable federal rate then in effect upon Executive’s separation of service, and to be paid in a lump sum upon the expiration of the deferral period. In addition, the Executive consents to the Corporation’s adoption of such conforming amendments as the Corporation deems advisable or necessary, in its sole discretion, to comply with section 409A of the Code.
     2. Benefit Limit. The benefit limitations of this Part Three shall be applicable in the event Executive receives any benefits under this Agreement which are deemed to constitute parachute payments under Code Section 280G.
          A. In the event that any payments to which Executive becomes entitled in accordance with the provisions of this Agreement would otherwise constitute a parachute payment under Code Section 280G, then such payments will be subject to reduction to the extent necessary to assure that Executive receives only the greater of (i) the amount of those payments which would not constitute such a parachute payment or (ii) the amount which yields Executive the greatest after-tax amount of benefits after taking into account any excise tax imposed on the payments and benefits provided to Executive under this Agreement (or on any other benefits to which Executive may become entitled in connection with any change in control or ownership of the Corporation or the subsequent termination of his employment with the Corporation) under Code Section 4999.
          B. Should a reduction in benefits be required to satisfy the benefit limit of this Section 2, then the salary continuation payments shall accordingly be proportionately reduced to the extent necessary to comply with such benefit limit. Should such benefit limit still be exceeded following such reduction, then the number of shares which would otherwise be purchasable under the vesting-accelerated portion (if any) of each Option and Stock Award (based on the amount of the parachute payment attributable to such Option or Stock Award under Code Section 280G) shall be reduced to the extent necessary to eliminate such excess.
          C. All mathematical determinations and analyses under this Section 2 shall be made by the independent auditors retained by the Corporation most recently prior to the change in control (or another qualified independent accounting firm selected by the Corporation) (the “Accountants”), who shall provide their determination, together with detailed supporting calculations regarding the amount of any relevant matters, both to the Corporation and to the Executive. The Corporation shall pay the fees and costs of the Accountants which are incurred in connection with this Section 2.
PART FOUR — MISCELLANEOUS
     1. No Mitigation Duty. Except as provided in Paragraph 4.C.(2) of Part Two, the Corporation shall not be entitled to set off any of the following amounts against the payments or benefits to which Executive may become entitled under Part Two of this Agreement: (i) any amounts or benefits that Executive may subsequently earn through other employment or service following the termination of his employment hereunder, or (ii) any amounts or benefits that Executive might have potentially earned in other employment or service had he sought such other employment or service.
     2. Death. Should Executive die before he receives the full amount of payments and benefits to which he may become entitled under this Agreement, then the balance of such payments shall be made, on the due dates hereunder had Executive survived, to the executors or administrators of his estate.
     3. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, (i) the Corporation and its successors and assigns, including any successor entity by merger, consolidation or transfer of all or substantially all of the Corporation’s assets (whether or not such transaction constitutes a Change in Control), and (ii) Executive, the personal representative of his estate and his heirs and legatees.
     4. Notices. Any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if delivered either personally or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice, demand or other communication shall be delivered personally, then such notice shall be conclusively deemed give at the time of such personal delivery. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given forty-eight (48) hours after deposit in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as hereinafter set forth. Any party may change its address for the purpose of receiving notices, demands and other communications by providing written notice of such change consistent with the requirements of Paragraph 4 of this Part Four.
          A. To the Corporation: To the Chairman of the Board and Compensation Committee, at their offices as set forth at the time in the records of the Corporation with a copy to the then corporate counsel of the Corporation.
          B. To Executive: To Executive addressed to his home address as set forth at the time in the records of the Corporation.
     5. Governing Law. The provisions of Agreement shall be construed and interpreted under the laws of the State of California, without regard to its choice of law principles, as an Agreement executed and wholly performed within the State of California.
     6. Severability. If any provision of this Agreement as applied to any party or to any circumstance is determined by a court of competent jurisdiction or arbitrator to be void or unenforceable for any reason, the invalidity of that provision shall in no way affect (to the maximum extent permissible by law) the application of such provision under different circumstances, and shall in no way affect the validity of any other provision of this Agreement which shall remain valid and enforceable.
     7. Arbitration. This Section 7 shall survive any termination of this Agreement and Executive’s Services to the Corporation.
          A. Claims. Any and all controversies, claims or disputes between the Parties, arising from or relating to Executive’s employment with the Corporation, this Agreement or the termination of Executive’s employment, shall be resolved through binding arbitration which shall be instead of any civil litigation, except as allowed by applicable law. Each of the Parties hereby waives their respective right to a jury trial as to such controversies, claims and disputes, and understands and agrees that the arbitrator’s decision shall be final and binding to the fullest extent permitted by law and enforceable by any court having jurisdiction thereof.
          B. Procedures. Arbitration shall be conducted in San Francisco, California, before a single arbitrator and conducted in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association (“AAA Rules”) then in effect and to the extent consistent with applicable law, although the arbitrator shall be selected by mutual agreement of the Parties and need not be a panel member of the American Arbitration Association. It is the Parties’ intent that, prior to initiating arbitration proceedings, they shall mediate their disputes with one another in a good faith attempt to avoid the necessity of arbitration proceedings.
          C. Fees and Costs of Arbitration. Each party to the arbitration shall bear their own respective attorneys’ fees and costs incurred in connection with the arbitration proceedings, although the Corporation shall bear the entire cost of (i) the arbitrator’s fees, and (ii) any other type of expense or cost that is unique to arbitration and that Executive would not be required to bear if the controversy, claim or dispute was to be resolved through civil litigation.
          D. Arbitrator’s Award. The arbitrator shall issue a written award that sets forth the essential findings of fact and conclusions of law on which the award is based. The arbitrator shall have the authority to award any relief authorized by applicable law in connection with the asserted claims or disputes. The arbitrator may award reasonable attorneys’ fees to the prevailing party and, if there is a dispute as to which of the Parties is the prevailing party, the arbitrator will decide this issue. The arbitrator’s award shall be subject to correction, confirmation, or vacation, as provided by any applicable law setting forth the standard of judicial review of arbitration awards.
     8. Attorney Fees. The Corporation shall reimburse, as promptly as practicable, in accordance with its standard Corporation payroll practices, after its receipt of documentation therefor, all of Executive’s reasonable and documented attorneys’ fees and expenses in connection with the preparation, negotiation, and execution of this Agreement, up to Fifteen Thousand US Dollars ($15,000 USD).
     9. Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.
     10. Complete Agreement. This Agreement, and the existing agreements expressly referenced herein, shall constitute the entire agreement and understanding of the Corporation and Executive with respect to the terms and conditions of Executive’s employment with the Corporation on and after the Effective Date and shall replace and supersede all prior and contemporaneous written or verbal agreements and understandings between Executive and the Corporation relating to such subject matter.
          A. Subject to the October 4, 2006 the merger agreement by and between Master Replicas Inc., LightSaber Acquisition Corp. and the Corporation, nothing contained in this Agreement is intended to replace and supersede any pre-existing agreement and obligation of Master Replicas Inc. with respect to any grant of stock options or stock awards to Executive, made or approved by the Master Replicas Inc. Board of Directors prior to the Effective Date hereof.
          B. This Agreement may only be amended by a subsequent written agreement signed by Executive and an authorized officer of the Corporation.
     IN WITNESS WHEREOF, the Parties have executed this Employment Agreement as of the day and year written above.

CORGI INTERNATIONAL LIMITED

By:	/s/ Jennifer Klatt

Title:	Chief Financial Officer

EXECUTIVE: /s/ Michael J. Cookson

Michael J. Cookson

EXHIBIT A
DEFINITIONS
     For purposes of the Employment Agreement, dated December 26, 2006, the following definitions shall be in effect until and unless changed in accordance with Paragraph 10.B. of Part Four of the Employment Agreement:
          Board means the Corporation’s Board of Directors.
          Cause means any of the following reasons: (i) Executive’s conviction of a felony or his commission of any material act of intentional dishonesty involving the business, property, assets on operations of the Corporation, (ii) a material breach by Executive of one or more of his obligations under this Agreement, (iii) any gross misconduct by Executive that has a material adverse effect upon the Corporation’s business or reputation, (iv) Executive’s material dereliction of the major duties, functions and responsibilities of his position, or (v) a material breach by Executive of any of Executive’s fiduciary obligations as an officer of the Corporation.
          Change in Control means the definition of “Change in Control” provided in Section 14(b) of the Plan.
          Code means the Internal Revenue Code of 1986, as amended.
          Common Stock means the Corporation’s ordinary shares.
          Disability means a physical or mental condition or impairment that, either with or without reasonable accommodation, prevents Executive from performing the essential duties of the Chief Executive Officer of the Corporation. Executive shall be deemed to have incurred a Disability if (i) a physician selected by the Corporation and reasonably satisfactory to Executive advises the Corporation that Executive’s physical or mental condition or impairment will render him unable to perform his essential job duties under this Agreement, either with or without reasonable accommodation, for a continuous period exceeding six (6) consecutive months.
          Exchange Act means the Securities Exchange Act of 1934, as amended from time to time.
          FYMC means the Corporation’s market capitalization measured at the end of each Corporation fiscal year.
          Involuntary Termination means any of the following:
               (i) the Corporation’s termination of Executive’s employment for any reason other than for Cause;
               (ii) the termination of Executive’s employment by reason of his Disability; or

               (iii) Executive’s resignation within ninety (90) days following (A) a material reduction in the scope of Executive’s duties and responsibilities, (B) a change in Executive’s level of reporting so that he no longer directly reports to the Board, (C) a reduction in the aggregate dollar amount of Executive’s base salary and Annual Management Bonus opportunity by more than ten percent (10%), (D) a relocation of the Corporation’s Walnut Creek, California, office by more than fifty (50) miles without his written consent, (E) failure by the Corporation to obtain the assumption of its obligations under this Agreement by any successor entity, or (F) a material breach by the Corporation of any of its obligations under this Agreement and the failure of the Corporation to cure such breach within fifteen (15) days after receipt of written notice from Executive in which the actions or omissions constituting such material breach are specified.
          Option means any option to purchase ADSs granted by the Corporation to Executive during the Employment Period.
          Plan means the Corporation’s Amended and Restated 1997 Equity Incentive Plan.
          Reverse Stock Split means the Corporation’s six-for-one reverse stock split of its Common Stock that was effected in December 2006.
          SEC means the Securities and Exchange Commission.
          Service means Executive’s performance of services for the Corporation (or any parent or subsidiary corporation) as (i) an employee subject to the control and direction of the employer entity, (ii) a non-employee member of the Board or (iii) an independent consultant.
          Stock Award means any restricted stock, restricted stock unit, performance share or other ADS-based awards (other than Options) granted by the Corporation to Executive during the Employment Period.

EXHIBIT B
PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

EXHIBIT C
POST-TERMINATION GENERAL RELEASE AGREEMENT
     In consideration of the Severance to be received by me pursuant to Paragraph 4.C. of Part Two of the Employment Agreement between me and Corgi International Limited, dated December 26, 2006 (the “Employment Agreement), I, Michael J. Cookson, hereby make the following agreements on behalf of myself, my heirs, executors, administrators and assigns.
1. General Waiver & Release. Except as described in Sections 4 and 5, below, I hereby waive and release any and all claims, whether or not now known to me, against the Corporation, its parent, subsidiary and affiliated companies, and all of their past and present officers, directors, employees, agents and assigns (collectively, “Releasees”), arising from or relating to any and all acts, events and omissions occurring prior to the date I sign this Post-Termination General Release Agreement (“GRA”).
2. Included Claims. I understand and agree that the claims I am waiving and releasing include, without limitation,
          a. any and all claims arising from or relating to my employment and termination of employment with the Corporation;
          b. any and all claims of wrongful discharge, emotional distress, defamation, misrepresentation, fraud, detrimental reliance, breach of contractual obligations, promissory estoppel, negligence, assault and battery, violation of public policy;
          c. any and all claims of unlawful discrimination, harassment and retaliation under applicable federal, state and local laws and regulations, including claims under the federal Age Discrimination in Employment Act, as amended;
          d. any and all claims of violation of any federal, state and local law relating to terms and conditions of employment and termination of my employment; and
          e. any and all claims for monetary damages and any other form of personal relief.
3. Unknown Claims. In waiving and releasing any and all claims against the Releasees, whether or not now known to me, I understands that this means that, if I later discover facts different from or facts in addition to those facts I currently know or believe to be true, the waivers and releases of this GRA will remain effective in all respects — despite such different or additional facts and my later discovery of such facts, even if I would not have agreed to this GRA if I had prior knowledge of such facts. In order to waive and release any and all claims against the Releasees, whether or not now known to me, I hereby expressly waive and release all rights under California Civil Code section 1542 which states (language in parentheses added):
A general release does not extend to claims which the creditor (e.g., Employee) does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her, must have materially affected his settlement with the debtor (e.g., the Corporation).

4. Exceptions. The only claims that I am not waiving and releasing against the Releasees under this GRA are claims I may have for:
          a. unemployment, state disability, paid family leave and workers’ compensation insurance benefits pursuant to the terms of California law;
          b. continuation of my existing participation and my dependents’ participation in the Corporation-sponsored group health plans, at my full expense, under the federal law known as “COBRA” and/or , if applicable, under Cal-COBRA;
          c. any benefit entitlements that are vested as of the effective date of my termination pursuant to the terms of a Corporation-sponsored benefit plan governed by the federal law known as “ERISA;”
          d. vested stock and/or vested option shares pursuant to the written terms and conditions of my Employment Agreement and my stock option and stock award agreements existing as of the effective date of my termination;
          e. violation of any federal, state or local statutory and/or public policy right or entitlement that, by the terms of applicable law, is not waivable, including my rights of indemnification under California Labor Code section 2802;
          f. indemnity and other rights that survive the termination of my employment per my Employment Agreement; and
          g. any wrongful act or omission by any Releasee occurring after the date I sign this GRA.
5. Government Agency Claims Exception. I understand that nothing in this GRA prevents or prohibits me from filing a claim with a government agency, such as the U.S. Equal Employment Opportunity Commission, that is responsible for enforcing a law on behalf of the public or the government. However, I understand that, because I am waiving and releasing all claims “for monetary damages and any other form of personal relief” (per Section 2.e., above), I may only seek and receive non-personal forms of relief through any such claim.
6. Consideration & Revocation Periods; Effective Date. I have been given twenty-one (21) calendar days after the date I received this GRA from the Corporation on or after termination of my employment within which to review and consider it, to discuss it with an attorney of my own choosing, and to decide whether or not to sign it, and I have consulted with an attorney of my own choosing during that period.
     a. In addition, for the period of seven (7) calendar days after the date I sign this GRA (“Revocation Period”), I understand that I may revoke this GRA by delivering written notice of revocation to the Corporation by hand-delivery or by facsimile or e-mail transmission (and retaining proof of successful transmission) using the street, facsimile or e-mail address for the Corporation stated in Section 6.c. below.
     b. I understand that, because of this Revocation Period, this GRA will not become effective and enforceable until the eighth day after the date I have signed it, provided that I have delivered it to the Corporation and I do not revoke this GRA during the Revocation Period.
     c. I understand that I should provide my signature to this GRA, and any notice of revocation, to the Corporation as follows:

Facsimile:

E-Mail:	@
7. No Admission. Nothing about the fact or content of this GRA shall be considered to be, or be treated as, an admission of any wrongdoing, liability or violation of law by me or by any Releasee.
8. No Payments Due. I acknowledge and agree that I have received all salary, accrued vacation, commissions, bonuses, wages, compensation or other such sums due to me as of my termination of employment, other than amounts, if any, to be paid after such termination pursuant to my Employment Agreement and this GRA. Therefore, I acknowledge and agree that California Labor Code Section 206.5 is not applicable. That Section provides in pertinent part as follows: NO EMPLOYER SHALL REQUIRE THE EXECUTION OF ANY RELEASE OF ANY CLAIM OR RIGHT ON ACCOUNT OF WAGES DUE, OR TO BECOME DUE, OR MADE AS AN ADVANCE ON WAGES TO BE EARNED, UNLESS PAYMENT OF SUCH WAGES HAS BEEN MADE.
9. Nondisparagement. I agree that I will not disparage the Corporation, its products or any of its officers and directors, existing as such during my employment with the Corporation, in any written or oral communications to any third party.
10. Nonsolicitation. I agree that, for twelve (12) months after the date my employment with the Corporation terminates, I will not, directly or indirectly, either as an individual or as an employee, agent, consultant, advisor, independent contractor, general partner, officer, director, stockholder, investor, lender, or in any other capacity whatsoever, of any person, firm, corporation or partnership solicit, induce, recruit or encourage any of the Corporation’s employees or consultants to terminate their relationship with the Corporation, or attempt to solicit, induce, recruit, encourage any of the Corporation’s employees or consultants to terminate their relationship with the Corporation.
11. Confidential/Proprietary Information. I understand that, even if I did not sign this GRA and allow it to become effective and enforceable, I would still have ongoing obligations under the Corporations’s Proprietary Information and Inventions Agreement (“PIIA”) in accordance with its terms, and that this GRA do not affect my continuing obligations under the PIIA.

Dated: , 20
MICHAEL J. COOKSON